UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DYNACQ HEALTHCARE, INC.

(Name of Subject Company (Issuer))

ERIC K. CHAN

CEMEKC, INC.

ELLA Y. T. C. CHAN

CHIU M. CHAN FAMILY TRUST

(Name of Filing Persons (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

26779V105

(CUSIP Number of Class of Securities)

Eric K. Chan

Chief Executive Officer

Dynacq Healthcare, Inc.

4301 Vista Road

Pasadena, Texas 77504

Telephone: (713) 378-2000

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Kai Haakon E. Liekefett

Vinson & Elkins LLP

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Telephone: (713) 758-2222

Calculation of Filing Fee:

Transaction Valuation(1)	Amount of Filing Fee(2)
$500,349.30	$50.39
(1)	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dynacq Healthcare, Inc., a Nevada corporation, other than Shares owned by Dr. Eric K. Chan, Ella Y. T. C. Chan, the Chiu M. Chan Family Trust (Dr. Chan, Ms. Chan and the Chiu M. Chan Family Trust, together, the “Chan Family”) and CEMEKC, Inc. (“CEMEKC”), at a purchase price of $0.10 per Share, net to the seller in cash. As of November 23, 2015, there were 13,601,624 Shares outstanding, of which 8,598,131 Shares are collectively owned by the Chan Family and CEMEKC. As a result, this calculation assumes the purchase of 5,003,493 Shares.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001007.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement filed on Schedule TO (this “Schedule TO”) relates to the tender offer by Dr. Eric K. Chan, Ella Y. T. C. Chan, the Chiu M. Chan Family Trust (Dr. Chan, Ms. Chan and the Chiu M. Chan Family Trust, together, the “Chan Family”) and CEMEKC, Inc., a Texas corporation wholly owned by Dr. Chan (“Purchaser”), to purchase all the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dynacq Healthcare, Inc., a Nevada corporation (“Dynacq”), other than Shares owned by Purchaser or the Chan Family, at a purchase price of $0.10 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2015 (as may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the “Offer”).

The information in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.

Items 1 through 9, 11 and 13.

All information contained in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal, including all schedules thereto, are hereby incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Item 2.	Subject Company Information.

(d)	The information in the Offer to Purchase under the following caption is incorporated herein by reference:

“The Offer—Section 6. Trading of the Shares; No Dividends”

(e)	None

(f)	None

Item 4.	Terms of the Transaction.

(c)	None

(d)	The information in the Offer to Purchase under the following captions are incorporated herein by reference:

“The Offer—Section 9. Merger and No Rights of Dissent; “Going Private” Rules”

(e)	None

(f)	Not Applicable

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(c)	The information in the Offer to Purchase under the following captions are incorporated herein by reference:

“Special Factors—Section 1. Background”

“Special Factors—Section 4. Transactions and Arrangements Concerning the Shares”

“Special Factors—Section 5. Related-Party Transactions”

“The Offer—Section 14. Certain Legal Matters”

(e) The information in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors—Section 4. Transactions and Arrangements Concerning the Shares”

“The Offer—Section 14. Certain Legal Matters”

Item 6.	Purposes of the Transaction and Plan or Proposals.

(b) and (c)(8) The information in the Offer to Purchase under the following captions are incorporated herein by reference:

“Summary”

“Introduction”

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“Special Factors—Section 1. Background”

“Special Factors—Section 2. Purpose of the Offer; the Chan Family’s Plans for Dynacq After the Offer and the Merger”

“Special Factors—Section 7. Effects of the Offer and the Merger”

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) - - (d) The information in the Offer to Purchase under the following captions are incorporated herein by reference:

“Summary”

“Special Factors—Section 2. Purpose of the Offer; the Chan Family’s Plans for Dynacq After the Offer and the Merger”

“Special Factors—Section 7. Effects of the Offer and the Merger”

“The Offer—Section 13. Certain Effects of the Offer and the Merger on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations”

Item 8.	Fairness of the Transaction.

(a) - - (f) The information in the Offer to Purchase under the following captions are incorporated herein by reference:

“Summary”

“Special Factors—Section 1. Background”

“Special Factors—Section 3. The Position of the Chan Family Regarding the Fairness of the Offer and the Merger”

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a) - - (c) The information in the Offer to Purchase under the following captions are incorporated herein by reference:

“Summary”

“Special Factors—Section 1. Background”

“Special Factors—Section 3. The Position of the Chan Family Regarding the Fairness of the Offer and the Merger”

“The Offer—Section 15. Fees and Expenses”

Item 10.	Source and Amount of Funds or Other Consideration.

(c)	The information in the Offer to Purchase under the following captions are incorporated herein by reference:

“The Offer—Section 10. Source and Amount of Funds”

“The Offer—Section 15. Fees and Expenses”

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Item 12.	The Solicitation or Recommendation.

(d)	and (e) The information in the Offer to Purchase under the following caption is incorporated herein by reference:

“The Offer—Section 7. Certain Information Concerning Dynacq”

Item 13.	Financial Statements.

(a)    The audited consolidated financial statements of Dynacq as of and for the fiscal years ended August 31, 2015 and August 31, 2014, and the notes thereto, are incorporated herein by reference to Item 8 of Dynacq’s Annual Report on Form 10-K for the fiscal year ended August 31, 2015 filed by Dynacq on November 30, 2015. Dynacq does not include a ratio of earnings to fixed charges in its regularly prepared financial statements. The information in the Offer to Purchase under the following caption is incorporated herein by reference: “The Offer—Section 7. Certain Information Concerning Dynacq”.

(b)	Not material

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(b)	None

Item 16.	Exhibits.

(f)	None

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase dated December 18, 2015

(a)(1)(ii)	Letter of Transmittal

(a)(1)(iii)	Notice of Guaranteed Delivery

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)	IRS Form W-9

(a)(1)(vii)	Advertisement published in The Galveston County Daily News on December 18, 2015

(a)(1)(viii)	Press release, dated December 18, 2015, issued by CEMEKC, Inc.

(b)	None

(c)	None

(d)	None

(f)	None

(g)	None

(h)	None

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CEMEKC, Inc.

By:	/s/ Eric K. Chan
Name:	Eric K. Chan
Title:	President

Date:     December 18, 2015

Eric K. Chan, an individual

By:	/s/ Eric K. Chan
Name:	Eric K. Chan

Date:     December 18, 2015

Ella Y. T. C. Chan, an individual

By:	/s/ Ella Y. T. C. Chan
Name:	Ella Y. T. C. Chan

Date:     December 18, 2015

Chiu M. Chan Family Trust

By:	/s/ Ella Y. T. C. Chan
Name:	Ella Y. T. C. Chan
Title:	Sole Trustee

Date:     December 18, 2015

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EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)	Offer to Purchase dated December 18, 2015
(a)(1)(ii)	Letter of Transmittal
(a)(1)(iii)	Notice of Guaranteed Delivery
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(vi)	IRS Form W-9
(a)(1)(vii)	Advertisement published in The Galveston County Daily News on December 18, 2015
(a)(1)(viii)	Press release, dated December 18, 2015, issued by CEMEKC, Inc.
(b)	None
(c)	None
(d)	None
(f)	None
(g)	None
(h)	None

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